EXHIBIT 99.4: PRESS RELEASE
LDK Solar Reaches 1.0 GW Wafer Production Capacity
Company Provides Preliminary Financial Outlook for 2009
XINYU CITY, China and SUNNYVALE, Calif., August 25, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, announced today that the company held a ceremony celebrating its wafer plant reaching the milestone of 1.0 GW annualized capacity. This event was hosted by Mr. Xiaofeng Peng, Founder, Chairman and CEO in Xinyu, China on August 23, 2008.
“I would like to congratulate our team on their remarkable speed in expanding wafer production capacity and their success in reaching the 1.0 GW milestone ahead of schedule,” commented Chairman Peng. “We are pleased to achieve one of the fastest capacity ramps within the solar industry as we expand our production capabilities to meet the continued strong demand from our growing global customer base.”
“We are proud to reach this significant milestone and remain confident in our ability to expand to 1.2 GW wafer capacity by the end of 2008. This achievement demonstrates our continued commitment to becoming the largest and lowest cost wafer producer in the solar industry,” concluded Mr. Peng.
LDK Solar’s 1.0 GW production capacity is in line with the company’s publicly announced plans to reach a target annualized wafer production capacity of up to 1.2 GW by the end of 2008, 2.2 GW by the end of 2009 and 3.2 GW by the end of 2010.
In addition, the company today provided the following preliminary outlook for 2009.
2009 Financial Outlook:
     • Revenue: Between $2.8 billion and $3.0 billion
     • Wafer shipments: Between 1.45 GW to 1.55 GW
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801